Plainfield Direct LLC
333 Ludlow Street
Stamford, CT 06902
December 30, 2010
VIA EDGAR AND EMAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: John M. Ganley, Esq.

Re:	Plainfield Direct LLC Form N-2 SEC File No. 333-142725 Withdrawal Request
Dear Mr. Ganley:
     Plainfield Direct LLC, a closed-end management investment company organized as a limited liability company in Delaware (the “Registrant”), hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), to withdrawal its registration statement pursuant to the Securities Act on Form N-2 (File No. 333-142725) (the “Registration Statement”), effective immediately, because a determination has been made not to publicly offer the subject securities for sale. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2007, and subsequently amended on September 21, 2007, October 12, 2007, April 18, 2008 and February 26, 2010. Please note that the Registrant is also withdrawing its election to be regulated as a business development company (File No. 814-00745) by filing a Form N-54C.
     The Registration Statement was not declared effective by the Commission under the Securities Act and none of the Registrant’s securities were sold pursuant to the Registration Statement.
     Please contact Maria Gattuso at Willkie Farr & Gallagher LLP, counsel to the Registrant, at (212) 728-8294 with any questions.
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Very truly yours, Plainfield Direct LLC
By:	/s/ Max Holmes
	Name:	Max Holmes
	Title:	Director, Chief Executive Officer and President

cc: Maria Gattuso, Willkie Farr & Gallagher LLP